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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: September 11, 2026

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note

This report on Form 6-K/A (this “Amendment”) filed by Cellectis S.A. (the “Company”) amends the Company’s report on Form 6-K, which included the Company’s unaudited Condensed Consolidated Interim Financial Statements as of, and for the three- and six-month periods ended, June 30, 2026 (the “Report”), filed with the U.S. Securities and Exchange Commission on August 6, 2026, solely to provide the financial statements formatted in iXBRL (Inline eXtensible Business Reporting Language) in accordance with Rule 405 of Regulation S-T and paragraph C.(6)(a)(ii) of the General Instructions to Form 6-K. Exhibit 101 includes information in Inline eXtensible Business Reporting Language.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, revise, update or restate the information presented in the Report or reflect any events that have occurred after the Report was originally filed.

Cellectis S.A.

The information included in this report on Form 6-K, including Exhibit 99.1, shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. on Form F-3 (Nos. 333-284302 and 333-288491) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482, 333-227717, 333-258514, 333-267760, 333-273777, 333-284301 and 333-290218), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Cellectis S.A.’s interim report for the six-month period ended June 30, 2026

101 The following materials from Cellectis S.A.’s Report on Form 6-K formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Interim Condensed Statements of Consolidated Financial Position (Unaudited), (ii) the Interim Condensed Statements of Consolidated Operations (Unaudited), (iii) the Interim Condensed Statements of Consolidated Comprehensive Income (Loss) (Unaudited), (iv) the Interim Condensed Statements of Consolidated Cash Flows (Unaudited), (v) the Interim Condensed Statements of Changes in Consolidated Shareholders’ Equity (Unaudited), and (vi) the Notes to the Interim Condensed Consolidated Financial Statements (Unaudited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A. (Registrant)

September 11, 2026	By:	/s/ André Choulika
André Choulika
Chief Executive Officer